UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2021

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

Level 61, MLC Centre, 25 Martin Place, Sydney, NSW 2000, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Unregistered Sales of Equity Securities.

As previously disclosed, on February 24, 2021, Naked Brand Group Limited (the “Company”) entered into a Securities Purchase Agreement with certain accredited investors (“Investors”), which agreement was subsequently amended on March 10, 2021 (as amended, the “SPA”). Pursuant to the SPA, on March 11, 2021, the Company sold to the Investors in a private placement an aggregate of US$100,000,000 of units (“Units”), with each Unit consisting of one ordinary share of the Company and one warrant to purchase one ordinary share of the Company. The SPA included a put right. Subject to certain conditions, the Company agreed to sell to the Investor and the Investor agreed to purchase from the Company, in a private placement, a number of ordinary shares of the Company, priced at the previous day’s closing bid price, having a value equal to a portion of the Investor’s net profit from the Investor’s sale of the securities acquired under the SPA.

On July 2, 2021, pursuant to the put right under the SPA, the Company sold an aggregate of 53,548,594 ordinary shares to the Investors, at a purchase price of US$0.6256 (the closing bid price of the ordinary shares on July 1, 2021).

The ordinary shares were offered and will be sold pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended. In accordance with the SPA, the Company intends to include the resale of the ordinary shares in a registration statement under the Securities Act.

The information contained in this Report on Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333-230757, 333-232229, 333-235801, 333-243751, 333-249490, 333-249547, 333-254245, and 333-256258) and the prospectuses included therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 6, 2021

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman and Chief Executive Officer